EXHIBIT 12
PULTE HOMES, INC.
RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2007	2006	2005	2004	2003
Earnings:

Income from continuing operations before taxes	$(2,496,903)	$1,082,728	$2,277,014	$1,592,324	$994,008
Add:
Fixed charges	295,130	316,596	274,156	231,252	202,716
Amortization of capitalized interest	314,998	255,688	179,585	133,049	78,708
Subtract:
Capitalized interest	(240,000)	(261,486)	(185,792)	(156,056)	(136,308)
Distributions in excess (less than) earnings of affiliates	39,038	4,814	10,670	(21,625)	(36,186)

Income as adjusted	$(2,087,737)	$1,398,340	$2,555,633	$1,778,944	$1,102,938

Fixed Charges:

Interest expensed and capitalized	$260,348	$290,282	$250,026	$212,418	$186,339
Portion of rents representative of interest factor	23,336	25,889	24,130	18,834	16,377
Interest expense related to guaranteed debt of 50% or less owned affiliates (a)	11,446	425	—	—	—

Fixed charges	$295,130	$316,596	$274,156	$231,252	$202,716

Ratio of earnings to fixed charges (b)	—	4.42	9.32	7.69	5.44

Note:	The ratios of earnings to fixed charges set forth above are computed on a total enterprise basis, except for our discontinued thrift operations, Mexico homebuilding operations, and Argentina operations, which have been excluded. Fixed charges is comprised of interest incurred, which includes imputed interest associated with the guaranteed debt of our 50% or less owned affiliates, as well as a portion of rent expense, which represents the estimated interest factor and amortization of debt expense.

(a)	Includes imputed interest related to certain guaranteed joint venture debt for which we have made or expect to make cash expenditures.

(b)	Earnings for year ended December 31, 2007 were inadequate to cover fixed charges. Additional earnings of $2.4 billion would have been necessary to bring the ratio to 1.0.

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